SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. )*

Mitel Networks Corporation
(Name of Issuer)

Common shares, no par value
(Title of Class of Securities)

60671Q104
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

3,926,615

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,926,615

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,926,615

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,622,256

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,622,256

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,622,256

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,622,256

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,622,256

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,622,256

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.

This statement relates to the shares of Common shares, no par value (the “Common Stock”), of Mitel Networks Corporation (the “Issuer”). The Issuer’s principal executive office is located at 350 Legget Drive, Ottawa, Ontario Canada K2K 2W7.

Item 2.	Identity and Background.

(a)-(c)           This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, “Elliott” or “we”), Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”), and Elliott International Capital Advisors Inc., a Delaware corporation (“EICA” and collectively with Elliott and Elliott International, the “Reporting Persons”). Paul E. Singer (“Singer”), Elliott Capital Advisors, L.P., a Delaware limited partnership (“Capital Advisors”), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company (“Special GP”), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc., a Cayman Islands corporation (“Hambledon”), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International.  EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

ELLIOTT

The business address of Elliott is 40 West 57th Street, New York, New York 10019.

The principal business of Elliott is to purchase, sell, trade and invest in securities.

SINGER

Singer's business address is 40 West 57th Street, New York, New York 10019.

Singer’s principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

CAPITAL ADVISORS

The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.

The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP.

The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC

The business address of Special GP is 40 West 57th Street, New York, New York 10019.

The principal business of Special GP is serving as a general partner of Elliott.

The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL

The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

The principal business of Elliott International is to purchase, sell, trade and invest in securities.

The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON

The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

EICA

The business address of EICA is 40 West 57th Street New York, New York 10019.

The principal business of EICA is to act as investment manager for Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

(d) and (e) During the last five years, none of the persons or entities listed above   has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Singer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Elliott Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $34,824,054.

Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $67,472,438.

Item 4.	Purpose of Transaction.

The Reporting Persons are long-time passive investors in the Issuer (including as a private company). The filing of this Schedule 13D reflects a shift in the Reporting Persons’ position to engaging in an active dialogue with the Issuer on a range of strategic options to create value. Included among these options, the Reporting Persons believe that the Issuer should further explore a combination with Polycom, Inc. (“Polycom”). The Reporting Persons believe that a combination of the Issuer and Polycom could generate significant equity value for shareholders.  The Reporting Persons have also filed a Schedule 13D with respect to Polycom under the same rationale.  The Reporting Persons stand ready to assist the Issuer in connection with various options, including by providing financing if desired.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, Board of Directors composition, ownership, capital or corporate structure, dividend policy, potential acquisitions or sales involving the Issuer or certain of the Issuer’s businesses or assets including advocating for a sales process or a take-private transaction, including a take-private transaction in which the Reporting Persons may participate, strategy and plans of the Issuer as a means of enhancing shareholder value, or may change their intention with respect to any and all matters referred to in Item 4. Although the Reporting Persons had no plans or proposals at the time of their various purchases and (except as disclosed herein) do not have plans or proposals at present, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board of Directors of the Issuer, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a)           As of the close of business on October 7, 2015, Elliott, Elliott International and EICA collectively beneficially owned an aggregate of 11,548,871 shares of Common Stock, constituting approximately 9.6% of all of the outstanding shares of Common Stock.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 120,133,666 shares of Common Stock outstanding as of July 31, 2015, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2015.

As of the close of business on October 7, 2015, Elliott beneficially owned 3,926,615 shares of Common Stock, constituting approximately 3.3% of the shares of Common Stock outstanding.

As of the close of business on October 7, 2015, Elliott International beneficially owned 7,622,256 shares of Common Stock, constituting approximately 6.3% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 7,622,256 shares of Common Stock beneficially owned by Elliott International, constituting approximately 6.3% of the shares of Common Stock outstanding.

(b)           Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)           The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.

(d)           No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons hold a minority interest in Arsenal Holdco II, S.à.r.l., a Luxembourg société à responsabilité limitée (“Arsenal II”), a shareholder of the Issuer. The Reporting Persons have no power to vote or direct the voting or dispose of or direct the disposition of the shares of Common Stock owned by Arsenal II and the Reporting Persons disclaim beneficial ownership of such shares.

On October 8, 2015, Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 - Joint Filing Agreement

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: October 8, 2015

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
10/07/15	Common Stock	16,320	7.0500
10/06/15	Common Stock	6,800	6.8500
10/06/15	Common Stock	1,598	6.7256
10/05/15	Common Stock	2,040	6.8400
10/05/15	Common Stock	12,024	6.8419
10/02/15	Common Stock	821	6.5977
10/02/15	Common Stock	2,450	6.6426
10/01/15	Common Stock	417	6.4341
10/01/15	Common Stock	3,259	6.4640
09/30/15	Common Stock	35,700	6.4852
09/30/15	Common Stock	18,360	6.6523
09/29/15	Common Stock	8,500	6.7862
09/28/15	Common Stock	24,211	6.7715
09/25/15	Common Stock	34,702	6.7783
09/04/15	Common Stock	5,100	6.9195
09/01/15	Common Stock	8,704	7.1887
08/28/15	Common Stock	5,138	7.3772
08/27/15	Common Stock	1,564	7.5189
08/27/15	Common Stock	8,267	7.3965
08/26/15	Common Stock	18,836	7.1491
08/25/15	Common Stock	8,500	7.1457
08/25/15	Common Stock	8,500	7.2633
08/21/15	Common Stock	17,000	7.7246
08/20/15	Common Stock	824,500	8.2406
08/20/15	Common Stock	8,500	8.0500
08/20/15	Common Stock	6,800	7.8945
08/19/15	Common Stock	3,264	7.9994
08/19/15	Common Stock	2,040	7.9477
08/18/15	Common Stock	15,959	8.1242
08/17/15	Common Stock	37,698	8.2042
08/17/15	Common Stock	25,957	8.0774
08/14/15	Common Stock	147,958	7.9410
08/13/15	Common Stock	137,519	8.0690
08/13/15	Common Stock	85,000	8.0914
08/12/15	Common Stock	29,081	8.2911
08/12/15	Common Stock	101,782	8.3113
08/11/15	Common Stock	113,336	8.6988
08/10/15	Common Stock	24,650	8.7881
08/07/15	Common Stock	96,832	8.7131
08/06/15	Common Stock	19,537	8.6339
08/05/15	Common Stock	50,241	9.5169
08/04/15	Common Stock	30,787	9.5119
08/03/15	Common Stock	34,048	9.4480
08/03/15	Common Stock	4,019	9.4945
08/03/15	Common Stock	14,076	9.4348
07/31/15	Common Stock	26,306	9.4644

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
10/07/15	Common Stock	31,680	7.0500
10/06/15	Common Stock	3,102	6.7256
10/06/15	Common Stock	13,200	6.8500
10/05/15	Common Stock	23,341	6.8419
10/05/15	Common Stock	3,960	6.8400
10/02/15	Common Stock	4,757	6.6426
10/02/15	Common Stock	1,595	6.5977
10/01/15	Common Stock	6,325	6.4640
10/01/15	Common Stock	809	6.4341
09/30/15	Common Stock	35,640	6.6523
09/30/15	Common Stock	69,300	6.4852
09/29/15	Common Stock	16,500	6.7862
09/28/15	Common Stock	46,997	6.7715
09/25/15	Common Stock	67,364	6.7783
09/04/15	Common Stock	9,900	6.9195
09/01/15	Common Stock	16,896	7.1887
08/28/15	Common Stock	9,973	7.3772
08/27/15	Common Stock	3,036	7.5189
08/27/15	Common Stock	16,050	7.3965
08/26/15	Common Stock	36,564	7.1491
08/25/15	Common Stock	16,500	7.1457
08/25/15	Common Stock	16,500	7.2633
08/21/15	Common Stock	33,000	7.7246
08/20/15	Common Stock	13,200	7.8945
08/20/15	Common Stock	16,500	8.0500
08/20/15	Common Stock	1,600,500	8.2406
08/19/15	Common Stock	6,336	7.9994
08/19/15	Common Stock	3,960	7.9477
08/18/15	Common Stock	30,978	8.1242
08/17/15	Common Stock	73,179	8.2042
08/17/15	Common Stock	50,387	8.0774
08/14/15	Common Stock	287,213	7.9410
08/13/15	Common Stock	266,950	8.0690
08/13/15	Common Stock	165,000	8.0914
08/12/15	Common Stock	197,577	8.3113
08/12/15	Common Stock	56,450	8.2911
08/11/15	Common Stock	220,005	8.6988
08/10/15	Common Stock	47,850	8.7881
08/07/15	Common Stock	187,968	8.7131
08/06/15	Common Stock	37,925	8.6339
08/05/15	Common Stock	97,526	9.5169
08/04/15	Common Stock	59,762	9.5119
08/03/15	Common Stock	66,093	9.4480
08/03/15	Common Stock	27,324	9.4348
08/03/15	Common Stock	7,803	9.4945
07/31/15	Common Stock	51,066	9.4644

All of the above transactions were effected on the open market.